EXHIBIT 8.1

Principal Subsidiaries of Eason Technology Limited

Subsidiaries:

•	True Silver Limited, a British Virgin Islands company
•	Hong Kong Four Divisions International Limited, a Hong Kong company
•	Hong Kong Three Entities Digital Technology Limited, a Hong Kong company
•	Hong Kong YiYou Digital Technology Co., Ltd., a Hong Kong company
•	Shenzhen Four Divisions Global Industrial Operation Co., Ltd., a PRC company